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EXHIBIT 20.1



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                   [ C O M P A N Y   L E T T E R H E A D ]


FEDERAL EXPRESS CORPORATION
THIRD QUARTER FISCAL 1996
FINANCIAL RESULTS

FOR IMMEDIATE RELEASE


MEMPHIS, March 14, 1996 ... Federal Express Corporation today reported net income for the quarter ended February 29 of $27.2 million, or $0.47 per share, compared to net income of $63.1 million or $1.12 per share in last year's third quarter.

Revenues for the quarter rose 9% to $2,535.5 million from $2,332.6 million a year ago. Operating income was $78.0 million compared to $97.7 million, and pretax income fell to $52.7 million from $110.7 million last year.

Commenting on the quarter's results, Chairman and Chief Executive Officer Frederick W. Smith said, "As we had announced in a January 12, 1996, press release, unprecedented winter storms and weaker than expected international airfreight revenues combined for quarterly results that were well below our plans.


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"During January, major snowstorms closed numerous airports and businesses throughout the Northeast. These closures significantly affected revenue, as this region accounts for over a quarter of our worldwide package volume. The unusually harsh weather in the U.S. during the quarter lowered our operating profit by more than $30 million.

"The quarter's results were also adversely affected by the continuing weakness in the international airfreight market. Our International Priority
(IP) package volume continued its strong growth in the quarter, increasing 16% year-over-year. However, non-express international airfreight pounds decreased at the same time we were adding airlift capacity, including our new intra-Asian flights which began in September. While a down-turn in the international airfreight market has coincided with this expansion, we'll continue to invest in our unparalleled global express network to maximize the long-term benefit to our shareholders."

With respect to the company's U.S. domestic operations, Executive Vice President and Chief Financial Officer Alan B. Graf, Jr. said, "We did have some good news in our U.S. domestic business. The U.S. yield and cost trends are more in-line than they have been for many quarters. Our U.S. package yield increased 2.1% due to the efforts we began in January 1995 to better manage our U.S. yield and the recent expiration of the excise tax on packages shipped by air. Excluding the benefit from the excise tax expiration, U.S. domestic yields increased 1.1%, year-over-year. At the same time, our per-package costs

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increased by 1.9%, but were inflated by weather-related expenses and lower than anticipated volume in January."

The U.S. package growth rate averaged 4% for the quarter, rising 4% in December, 2% in January and 7% in February.

The company's U.S. domestic operating profit was $90.7 million on revenues of $1,874.4 million, compared to an operating profit of $71.9 million on revenues of $1,718.5 million in last year's third quarter.

The international segment reported an operating loss for the third quarter of $12.7 million on revenues of $661.1 million. In last year's third quarter, the international segment reported an operating profit of $25.8 million on revenues of $614.1 million.

"Until our IP packages have fully grown into the capacity we added this fiscal year," said Graf, "our international results will be subject to the cyclical nature of the non-express airfreight market to help cover the cost of this additional capacity."

This quarter's operating results include $19 million attributable to the December 31, 1995, expiration of the federal excise tax on the transportation of property by air. Also, compared to last year's third quarter, sales of aircraft noise-reduction kits contributed an incremental $9 million to the company's operating income.


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Last year's third quarter non-operating income included a $36 million gain on the sale of two dedicated warehousing and contract distribution companies in the United Kingdom.

                                      ***

During the quarter, FedEx announced FedEx International First-SM-, a new service that provides customs cleared door-to-door delivery service by 8 a.m. from 18 countries to the U.S. FedEx also announced that the company received an operating permit by the Civil Aviation Administration of China to operate a U.S./China all-cargo route.

Federal Express is the world's largest express transportation company, providing fast and reliable services for important documents, packages and freight. The company delivers more than 2.5 million items each working day. It employs more than 119,000 people, and operates 541 aircraft and almost 37,000 vehicles in its integrated system. Federal Express reported revenues of $9.4 billion for its fiscal year ended May 31, 1995.

                                      ###

Contact:  Tom Martin 901-395-3490 or Shirlee Clark 901-395-3463
Worldwide Web Home Page:  http://www.fedex.com


031496

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               FEDERAL EXPRESS CORPORATION FINANCIAL HIGHLIGHTS
                 (Unaudited; Current year data is preliminary)

                          THIRD QUARTER FISCAL 1996
          (In millions, except earnings per share and operating data)

                                                       THREE MONTHS ENDED                NINE MONTHS ENDED
FINANCIAL RESULTS                                         FEBRUARY 29                       FEBRUARY 29
-----------------                                    -----------------------         -----------------------
                                                          1996          1995              1996          1995
                                                     ---------     ---------         ---------     ---------
Revenues                                              $2,535.5      $2,332.6          $7,535.9      $6,922.5

Operating Expenses:
     Salaries and benefits                             1,164.5       1,133.2           3,433.1       3,300.9
     Rentals and landing fees                            251.1         211.7             711.1         599.7
     Depreciation and amortization                       182.3         165.1             535.1         483.6
     Fuel                                                150.3         127.5             420.0         372.6
     Maintenance and repairs                             153.7         128.1             440.3         397.5
     Other                                               555.6         469.3           1,598.2       1,351.2
                                                     ---------     ---------         ---------     ---------
                                                       2,457.5       2,234.9           7,137.8       6,505.5
                                                     ---------     ---------         ---------     ---------

Operating Income                                          78.0          97.7             398.1         417.0

Operating Income (Expense):
     Interest, net                                       (24.9)        (27.0)            (72.9)        (90.4)
     Other, net                                           (0.4)         40.0              12.3          42.5
                                                     ---------     ---------         ---------     ---------
                                                         (25.3)         13.0             (60.6)        (47.9)
                                                     ---------     ---------         ---------     ---------

Pretax Income                                             52.7         110.7             337.5         369.1

Provision for Income Taxes                                25.5          47.6             145.1         158.7
                                                     ---------     ---------         ---------     ---------

Net Income                                               $27.2         $63.1            $192.4        $210.4

Earnings Per Share                                       $0.47         $1.12             $3.37         $3.73

Common and Common Equivalent Shares                     57.258        58.374            57.069        56.458


OPERATING DATA
--------------
Operating Weekdays                                          63            62               191           190

AVERAGE DAILY EXPRESS VOLUME
----------------------------
Priority Overnight (PO)                              1,069,244       993,271         1,050,019       964,177
Standard Overnight (SO)                                619,688       569,939           594,395       527,900
2Day (E2)                                              634,973       665,792           570,464       562,071
Overnight/2Day Freight (OFS/F2)                          4,094         3,413             3,317         3,198
                                                     ---------     ---------         ---------     ---------
     Total U.S.A. Express Volume                     2,327,999     2,232,415         2,218,195     2,057,346
International Priority (IP)                            191,972       165,538           187,486       158,785
                                                     ---------     ---------         ---------     ---------
     Total Avg Daily Express Volume                  2,519,971     2,397,953         2,405,681     2,216,131

YIELD PER EXPRESS PACKAGE
-------------------------
Priority Overnight (PO)                                $ 15.21       $ 15.49           $ 15.26       $ 15.83
Standard Overnight (SO)                                  10.36          9.87             10.32         10.01
2Day (E2)                                                 8.94          8.44              9.26          8.91
Overnight/2Day Freight (OFS/F2)                         138.07        150.97            150.51        159.31
                                                     ---------     ---------         ---------     ---------
     Total U.S.A. Express Yield                        $ 12.42       $ 12.16           $ 12.60       $ 12.67
International Priority (IP)                              40.52         40.52             40.64         40.14
                                                     ---------     ---------         ---------     ---------
     Total Composite Yield                             $ 14.57       $ 14.12           $ 14.78       $ 14.64

Avg Pounds per Express Package                             6.4           6.3               6.5           6.4
Avg Revenue per Express Pound                            $2.29         $2.25             $2.29         $2.30

INT'L AIRFREIGHT (IXF/ATA)
--------------------------
Millions of Pounds                                       120.4         130.3             405.7         412.2
Revenue per Pound                                        $0.97         $1.05             $1.04         $1.05
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